**Mercedes-Benz Auto Receivables Trust 2016-1**
**Investor Report**
Collection Period Ended     31-Aug-2018

Amounts in USD

## Dates

| | | |
|---|---|---|
| Collection Period No. | 24 | |
| Collection Period (from... to) | 1-Aug-2018 | 31-Aug-2018 |
| Determination Date | 13-Sep-2018 | |
| Record Date | 14-Sep-2018 | |
| Distribution Date | 17-Sep-2018 | |
| Interest Period of the Class A-1 Notes (from... to) | 15-Aug-2018 | 17-Sep-2018  Actual/360 Days  33 |
| Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to) | 15-Aug-2018 | 15-Sep-2018  30/360 Days  30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 350,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2A Notes | 500,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 532,000,000.00 | 359,069,022.86 | 329,043,159.55 | 30,025,863.31 | 56.439593 | 0.618502 |
| Class A-4 Notes | 115,970,000.00 | 115,970,000.00 | 115,970,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,497,970,000.00** | **475,039,022.86** | **445,013,159.55** | **30,025,863.31** | | |

| | | | | |
|---|---|---|---|---|
| Overcollateralization | 38,416,784.98 | 38,409,669.62 | 38,409,669.62 | |
| Adjusted Pool Balance | 1,536,386,784.98 | 513,448,692.48 | 483,422,829.17 | |
| Yield Supplement Overcollateralization Amount | 54,889,203.04 | 16,358,559.61 | 15,323,152.52 | |
| **Pool Balance** | **1,591,275,988.02** | **529,807,252.09** | **498,745,981.69** | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 38,416,784.98 | 2.50% |
| Target Overcollateralization Amount | 38,409,669.62 | 2.50% |
| Current Overcollateralization Amount | 38,409,669.62 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.750000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2A Notes | 1.110000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 1.260000% | 377,022.47 | 0.708689 | 30,402,885.78 | 57.148282 |
| Class A-4 Notes | 1.460000% | 141,096.83 | 1.216667 | 141,096.83 | 1.216667 |
| **Total** | | **$518,119.30** | | **$30,543,982.61** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---|---|---|
| Principal Collections | 30,330,361.05 | (1) Total Servicing Fee | 441,506.04 |
| Interest Collections | 1,434,297.17 |    Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 201,303.78 | (2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.) | 0.00 |
| Recoveries | 347,270.46 | | |
| Purchase Amounts | 0.00 | (3) Interest Distributable Amount Class A Notes | 518,119.30 |
| Advances made by the Servicer | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Investment Earnings | 29,717.51 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| **Available Collections** | **32,342,949.97** | (6) Regular Principal Distributable Amount | 30,025,863.31 |
| Reserve Fund Draw Amount | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| **Available Funds** | **32,342,949.97** | (8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)] | 0.00 |
| | | (9) Excess Collections to Certificateholders | 1,357,461.32 |
| | | **Total Distribution** | **32,342,949.97** |

## Distribution Detail

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 441,506.04 | 441,506.04 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 518,119.30 | 518,119.30 | 0.00 |
|   thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-2A Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-3 Notes | 377,022.47 | 377,022.47 | 0.00 |
|   thereof on Class A-4 Notes | 141,096.83 | 141,096.83 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-2A  Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| | | | |
| Interest Distributable Amount Class A Notes | 518,119.30 | 518,119.30 | 0.00 |
| | | | |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 30,025,863.31 | 30,025,863.31 | 0.00 |
| | | | |
| Aggregate Principal Distributable Amount | 30,025,863.31 | 30,025,863.31 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---|
| Reserve Fund Required Amount | 3,840,966.96 |
| Reserve Fund Amount - Beginning Balance | 3,840,966.96 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 3,426.48 |
| minus Net Investment Earnings | 3,426.48 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 3,840,966.96 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 3,426.48 |
| Net Investment Earnings on the Collection Account | 26,291.03 |
| Investment Earnings for the Collection Period | 29,717.51 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 1,591,275,988.02 | 59,357 |
| Pool Balance beginning of Collection Period | 529,807,252.09 | 33,043 |
| Principal Collections | 19,612,921.24 | |
| Principal Collections attributable to Full Pay-offs | 10,717,439.81 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 730,909.35 | |
| Pool Balance end of Collection Period | 498,745,981.69 | 32,087 |
| Pool Factor | 31.34% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 3.09% | 3.19% |
| Weighted Average Number of Remaining Payments | 50.38 | 30.64 |
| Weighted Average Seasoning (months) | 15.40 | 38.18 |

**Mercedes-Benz Auto Receivables Trust 2016-1**
**Investor Report**

Collection Period Ended    31-Aug-2018

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 494,290,770.40 | 31,912 | 99.11% |
| 31-60 Days Delinquent | 3,234,387.19 | 134 | 0.65% |
| 61-90 Days Delinquent | 707,292.77 | 28 | 0.14% |
| 91-120 Days Delinquent | 513,531.33 | 13 | 0.10% |
| Total | 498,745,981.69 | 32,087 | 100.00% |

| Delinquency Trigger | **3.550%** |
|---|---|
| 60+ Delinquency Loans to EOP Aggregate Securitization Value | 0.245% |
| Delinquency Trigger occurred | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| Losses (1) | Current Amount | Current Number of Receivables | Cumulative Amount | Cumulative Number of Receivables |
|---|---|---|---|---|
| Principal Gross Losses | 730,909.35 | 32 | 18,694,882.58 | 728 |
| Principal Net Liquidation Proceeds | 200,808.98 | | 5,020,707.32 | |
| Principal Recoveries | 342,620.82 | | 7,265,189.82 | |
| Principal Net Loss / (Gain) | 187,479.55 | | 6,408,985.44 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | 0.437% |
| Prior Collection Period | 0.159 % |
| Second Prior Collection Period | 0.256 % |
| Third Prior Collection Period | 0.220 % |
| Four Month Average | 0.268% |

| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 0.403% |
|---|---|
| **Average Net Loss / (Gain)** | 8,803.55 |

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.